Filed Pursuant to Rule 424(b)(3)

Registration No. 333-236011

PROSPECTUS SUPPLEMENT NO. 10

(to Prospectus dated March 23, 2020)

AdaptHealth Corp.
Primary Offering of

9,601,909 shares of Class A Common Stock
Issuable Upon Exercise of Warrants

Secondary Offering of

75,053,512 shares of Class A Common Stock and
4,333,333 Warrants to Purchase Class A Common Stock

This prospectus supplement supplements the prospectus dated March 23, 2020 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-236011). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Commission”) on August 3, 2020 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to (i) the issuance by us of up to 9,601,909 shares of our Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), which consists of (A) 5,268,576 shares issuable upon the exercise of warrants that were issued in our initial public offering pursuant to the registration statement declared effective on February 15, 2018 (the “public warrants”) and (B) 4,333,333 shares issuable upon the exercise of warrants initially issued to Deerfield/RAB Ventures LLC (our “Sponsor”) in a private placement that occurred simultaneously with our initial public offering (the “private placement warrants” and collectively with the public warrants, the “warrants”), which private placement warrants have been distributed from the Sponsor to its members, and (ii) the offer and sale from time to time in one or more offerings by the selling securityholders identified in the Prospectus of up to 75,053,512 shares of our Class A Common Stock and up to 4,333,333 private placement warrants.

Our Class A Common Stock is listed on the Nasdaq Capital Market (“Nasdaq”) and trades under the symbol “AHCO”. On July 31, 2020, the closing price of our Class A Common Stock was $19.48. Our public warrants were formerly listed on Nasdaq under the symbol “AHCOW” and were suspended from trading on Nasdaq on December 6, 2019 because the public warrants did not satisfy the minimum 300 round lot holder requirement for listing, at which time the warrants became eligible to trade “over-the-counter” under the trading symbol “AHCOW”. A Form 25-NSE with respect to the public warrants was filed by Nasdaq on January 21, 2020, and the formal delisting of the public warrants became effective ten days thereafter. The private placement warrants are not listed on any exchange.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates and supersedes the information contained in the Prospectus.

This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

__________________

See the section entitled “Risk Factors” beginning on page 5 of the Prospectus and any similar section contained in any applicable prospectus supplement to read about factors you should consider before buying our securities.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act and are subject to reduced public company reporting requirements. We are also a “smaller reporting company” as defined by Rule 12b-2 of the Exchange Act and are subject to reduced public company reporting requirements. See “Risk Factors.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

__________________

The date of this prospectus supplement is August 4, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

AdaptHealth Corp.

(Exact name of registrant as specified in its charter)

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): July 29, 2020

Delaware	001-38399	82-3677704
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

220 West Germantown Pike, Suite 250

Plymouth Meeting, PA
(address of principal executive offices)

19462

(zip code)

(610) 630-6357
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencements communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, par value $0.0001 per share	AHCO	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

The information set forth in Item 2.03 of this report is incorporated herein by reference.

Item 1.02	Termination of a Material Definitive Agreement.

In connection with the entry into the Credit Agreement (as defined below), AdaptHealth LLC (“AdaptHealth”), a subsidiary of AdaptHealth Corp. (the “Company”), repaid all outstanding obligations under its Third Amended and Restated Credit and Guaranty Agreement, dated March 20, 2019, as amended on August 22, 2019, November 8, 2019, May 8, 2020 and July 1, 2020 (the “Prior Credit Agreement”), by and among AdaptHealth, the guarantors named therein, CIT Finance LLC as administrative agent and the lenders party thereto, and terminated all commitments thereunder.

Item 2.03	Creation of a Direct Financial Obligation or an Obligation Under an Off-Balance Sheet Arrangement of the Registrant.

Notes Offering

On July 29, 2020, AdaptHealth completed its previously announced offering of $350,000,000 aggregate principal amount of its 6.125% Senior Notes due 2028 (the “Notes”). The Notes were issued under an indenture (the “Indenture”), dated July 29, 2020, among AdaptHealth, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

The net proceeds from the issuance of the Notes were used to repay a portion of the outstanding term loan borrowings under the Prior Credit Agreement and to pay related fees and expenses, and the remainder will be used for general corporate purposes.

The Notes are guaranteed by each of AdaptHealth’s existing and future subsidiaries that is a borrower or that guarantees its obligations under the Credit Agreement or certain of its other indebtedness, and by AdaptHealth’s direct parent, AdaptHealth Intermediate Holdco LLC (“AdaptHealth Intermediate”), which also guarantees its obligations under the Credit Agreement. The Notes will mature on August 1, 2028. Interest on the Notes will be payable on February 1 and August 1 of each year, beginning on February 1, 2021.

The Notes are unsecured senior obligations of AdaptHealth and rank equally in right of payment to all of its existing and future senior debt and senior in right of payment to all of its future subordinated debt. The Notes are effectively subordinated to any of AdaptHealth’s existing and future secured debt, including under the Credit Agreement, to the extent of the value of the assets securing such debt The Note guarantees will rank equally in right of payment with all of the guarantors’ existing and future senior debt and senior in right of payment to all of the guarantors’ future subordinated debt. In addition, the Notes will be structurally subordinated to the liabilities of any non-guarantor subsidiaries of AdaptHealth..

The Notes will be redeemable at AdaptHealth’s option, in whole or in part, at any time on or after August 1, 2023, and the redemption price for the Notes if redeemed during the 12 months beginning (i) August 1, 2023 is 103.063%, (ii) August 1, 2024 is 102.042%, (iii) August 1, 2025 is 101.021% and (iv) August 1, 2026 and thereafter is 100.000%, in each case together with accrued and unpaid interest, if any, to, but excluding, the redemption date. AdaptHealth may also redeem some or all of the Notes before August 1, 2023 at a redemption price of 100% of the principal amount of the Notes, plus a “make-whole” premium, together with accrued and unpaid interest, if any, to, but excluding, the redemption date. In addition, AdaptHealth may redeem up to 40% of the original aggregate principal amount of the Notes before August 1, 2023 with the proceeds from certain equity offerings at a redemption price equal to 106.125% of the principal amount of the Notes, together with accrued and unpaid interest, if any, to, but excluding, the redemption date. Furthermore, AdaptHealth may be required to make an offer to purchase the Notes upon the sale of certain assets or upon specific kinds of changes of control.

The offering of the Notes was not and will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws, and the Notes may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws. The Notes were sold to persons reasonably believed to be “qualified institutional buyers,” as defined in Rule 144A under the Securities Act, and non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

The foregoing description of the Indenture does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Indenture. A copy of the Indenture is attached as Exhibit 4.1 hereto and is incorporated by reference herein.

Credit Agreement

On July 29, 2020, AdaptHealth, as borrower, entered into a credit agreement (the “Credit Agreement”) with the lenders party thereto and Regions Bank, as administrative agent. The Credit Agreement is guaranteed by AdaptHealth Intermediate and certain wholly owned subsidiaries of AdaptHealth, as guarantors (together with AdaptHealth, the “Loan Parties”) and is supported by a security interest in substantially all of the Loan Parties’ personal property and assets.

The Credit Agreement provides for $200 million in commitments for revolving credit loans with a $15 million letter of credit sublimit. The Credit Agreement also provides for $250 million in term loans payable in quarterly installments of $1,562,500 beginning in September 2020, increasing to $3,125,000 in September 2022 and payable in full on July 29, 2025. In addition, the Credit Agreement provides for the ability of AdaptHealth to request increases in the revolving commitments and additional term loan facilities, in a minimum amount of $10 million for each facility. Borrowings under the initial term loans were used to repay certain existing indebtedness of AdaptHealth under the Prior Credit Agreement. Borrowings pursuant to the revolving loans may be used for working capital and other general corporate purposes, including for capital expenditures and acquisitions permitted under the Credit Agreement.

Borrowings under the Credit Agreement are scheduled to mature on July 29, 2025. The Credit Agreement contains certain customary events of default, which include failure to make payments when due thereunder, the material inaccuracy of representations or warranties, failure to observe or perform certain covenants, cross-defaults, bankruptcy and insolvency-related events, certain judgments, certain ERISA-related events, or a Change of Control (as defined in the Credit Agreement). The Credit Agreement also contains certain events of default related to compliance with healthcare laws.

The Credit Agreement contains certain customary representations and warranties and affirmative and negative covenants, including certain restrictions on the ability of the Loan Parties and their Subsidiaries (as defined in the Credit Agreement) to incur any additional indebtedness or guarantee indebtedness of others, to create liens on properties or assets, and to enter into certain asset and stock-based transactions. In addition, under the terms of the Credit Agreement, the Consolidated Total Leverage Ratio shall not be more than 3.75 to 1.00, stepping down over time to 3.25 to 1.00.

The interest rates applicable to revolving borrowings under the Credit Agreement are, at AdaptHealth’s option, either (i) a base rate, which is equal to the greater of (a) the Prime Rate, (b) the Federal Funds Effective Rate plus 0.5% and (c) the LIBOR Index Rate (subject to a floor) for a one month Interest Period (each term as defined in the Credit Agreement) plus 1%, or (ii) the Adjusted LIBOR Rate (subject to a floor) equal to the LIBOR (as defined in the Credit Agreement) for the applicable Interest Period multiplied by the statutory reserve rate, plus in the case of each of clauses (i) and (ii), the Applicable Margin (as defined in the Credit Agreement). The Applicable Margin (i) for base rate loans ranges from 1.50% to 2.75% per annum and (ii) for LIBOR loans ranges from 2.50% to 3.75% per annum, in each case, based on the Consolidated Total Leverage Ratio (as defined in the Credit Agreement). AdaptHealth will pay a commitment fee during the term of the Credit Agreement ranging from 0.25% to 0.50% per annum of the average daily undrawn portion of the revolving commitments based on the Consolidated Total Leverage Ratio.

Any borrowing under the Credit Agreement may be repaid, in whole or in part, at any time and from time to time without premium or penalty other than customary breakage costs, and any amounts repaid under the revolving credit facility may be reborrowed. Mandatory prepayments are required under the revolving loans when borrowings and letter of credit usage exceed the aggregate revolving commitments of all lenders. Mandatory prepayments are also required in connection with the disposition of assets to the extent not reinvested, unpermitted debt transactions, and excess cash flow if certain leverage tests are not met.

The foregoing description of the Credit Agreement does not purport to be complete and its qualified in its entirety to the full text of the Credit Agreement, which is attached hereto as Exhibit 10.1 and incorporated by reference herein.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

4.1	Indenture, dated as of July 29, 2020, by and among AdaptHealth LLC, the guarantors party thereto and The Bank of New York Mellon Trust Company, N.A., as trustee.

10.1	Credit Agreement, dated as of July 29, 2020, by and among AdaptHealth LLC, the guarantors party thereto and Regions Bank, as administrative agent.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AdaptHealth Corp.

By:	/s/ Christopher Joyce
Christopher Joyce General Counsel
Dated: August 3, 2020